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AMERICA • ASIA PACIFIC • EUROPE

October 20, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Manion

Senior Staff Accountant, Division of Investment Management

Re:	Annual Reports of the Funds Listed on Appendix A

Dear Mr. Manion:

On behalf of the funds set forth in Exhibit A (each, a “Fund” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 23, 2023 regarding the Annual Reports to Shareholders on Form N-CSR (each, an “Annual Report”) and the Annual Reports for Registered Investment Companies on Form N-CEN (each, a “Form N-CEN” and together with the Annual Reports, the “Reports”), in each case, for the fiscal year 2022, of each Fund.

For your convenience, the substance of the Staff’s comments has been restated below. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Report(s).

COMMENT LETTER

Re: All Funds

1.

Comment: Please explain in correspondence why the audit fee table has approximately two years of audit fees. Please include in the discussion the accounting policies, including the accruals for these fees and the timeliness of said payments.

Response: The audit fee table reported accurately the audit fees for the year. The higher audit fees were attributable to the additional processes performed by the auditors in connection with the registration of the Funds under the Investment Company of 1940, as amended. The Funds utilize the Accrual Method for Income and Expenses and pay expenses as invoices are presented, typically at agreed upon

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

intervals based on the expense category. For Audit, typically a payment is made upon completion of the audit cycle, however the fee is fully accrued by the end of fiscal year. If additional work is required and expenses incurred, the Funds would accrue such expenses when the Funds are notified of such expenses, and would pay such invoices upon receipt after any required review and approval based on the Funds internal controls.

Re: High Grade Fixed-Income Fund and Income Plus Fund

2.

Comment: The Staff notes with respect to the audit opinions for these Funds, that the opinions were dated beyond 60 days from the fiscal year end of the Funds. Please explain how the Funds are in compliance with Rule 30e-1(d) under the Investment Company Act of 1940 (the “1940 Act”) that requires reports to be transmitted to shareholders within 60 days of the fiscal year end of the Funds.

Response: The Funds note the Staff’s comment and have implemented revised processes that the Funds believe are reasonably designed to ensure that future reports are transmitted to shareholders within 60 days of the fiscal year ends of the Funds.

3.

Comment: The Staff notes that Item b.18 of Form N-CEN states that the auditors did not disclose a material weakness for the fiscal year end June 30, 2022. However the attached report from PwC states that there was a material weakness finding. Please file an amendment to this Form to properly reflect the material weakness noted.

Response: The Funds will file an amendment to Form N-CEN to properly reflect the material weakness.

4.

Comment: In reference to the material weakness mentioned above, please describe in correspondence the root cause of the material weakness and what remediations occurred or are planned to ensure that the internal controls are effective. Please further include a description of the qualitative and quantitative impacts to the Financial Statements, if any.

Response: Prior to the Funds’ registration under the 1940 Act on May 21, 2021, the Funds had been operating for a number of years under an exemption from registration under the 1940 Act. In connection with such registration, the Funds decided to transfer their administration to a service provider with prior experience administering 1940 Act funds. To that end, the administration of the Funds was transitioned and transferred from the prior administrator, Banco Popular de Puerto Rico, to the new administrator, ALPS Fund Services, Inc. (“SS&C ALPS”), on September 27, 2021. In connection with such transition and transfer, the prior-year general ledger of the Funds (for the fiscal year ended June 30, 2021) was inadvertently not closed out by the prior administrator. The Funds were converted to SS&C ALPS’ InvestOne general ledger system with the prior-year operations still included in current-year operations. Upon review of the draft of the Statement of Operations for the semi-annual period ended on December 31, 2021, the issue was identified by the Funds and communicated to SS&C ALPS prior to transmitting the report to shareholders and filing the report with the SEC on Form N-CSR. SS&C ALPS manually corrected the error in the Statement of Operations through a series of top-side financial reporting adjustments. Despite the attempts to fully correct the issue prior to filing, the cash flow template utilized by SS&C ALPS’ financial reporting pulled the cumulative 18 months of cash distributions, and the difference was inadvertently adjusted to proceeds from disposition of investment securities, resulting in a classification error between cash flows from operating activities and cash flows from financing activities. This classification error was included in the final Statements of Cash Flows included in the Funds’ reports for the semi-annual period ended on December 31, 2021. Notwithstanding the foregoing, the Funds note that the classification errors within the Statements of Cash Flows did not impact net investment income, net assets, net asset value per share, or the balance sheet included in such Financial Statements. Therefore, the classification error did not have an impact on the presentation of earnings and financial condition of the Funds. As a result of the classification error in the Statement of Cash Flows for the semi-annual period ended December 31, 2021, management of the Funds identified a deficiency in the Fund’s internal controls over financial reporting during the preparation and review of such Statement of Cash Flows, and determined that this control deficiency constituted a material weakness.

The Funds have completed their remediation efforts relating to this material weakness. The steps the Funds took to remediate this material weakness included the appointment of an Independent Fund Treasurer/Principal Financial Officer (“PFO”), with responsibility for overseeing the financial reporting process and comprehensive review of the financial statements, including the statement of cash flows. The PFO receives and reviews comprehensive supporting schedules compiled for purposes of financial statement preparation, specifically the statements of cash flows, from SS&C ALPS, the Funds’ administrator. The PFO conducts a review of the statement of cash flows, verifying its accuracy and alignment with the relevant supporting schedules. The PFO also ensures the appropriate classification and presentation of cash flows stemming from operational, investing, and financing activities, while ensuring adherence to accounting standards. The Funds have assessed the combination of SS&C ALP’s controls and the Fund’s enhanced review process and have determined that they are designed effectively to detect any material misstatements in the financial statements, including the statement of cash flows, on a timely basis. As a result of these remediation activities, the Funds have determined that the internal control over financial reporting is designed appropriately and at a sufficient level of precision and has been operating effectively for a sufficient period of time, such that the material weakness previously identified as of June 30, 2022, had been remediated as of June 30, 2023.

5.	Comment: The Staff notes with respect to the fiscal year ended June 30, 2022, the Funds did not have an effective registration statement under the Securities Act of 1933 (the “

1933 Act”). As noted in the Annual Report, the Funds suspended share issuances until 1933 Act effectiveness of the registration statements. The Staff also notes that the Funds issued shares other than those issued in lieu of dividends. Please discuss in correspondence how the Funds were able to issue these shares without the effective registration statements. Further, please discuss whether the shares issued should be subject to recission by the Funds due to incomplete registration under the 1933 Act.

Response: The Funds did not issue shares without an effective registration statement. In the case of the High Grade Fixed-Income Fund, the shares reported as new issuances were actually dividend reinvestments for shareholders whose shares are held through an intermediary omnibus account that receives cash dividends on behalf of all its clients, and then reinvests such dividends on behalf of its clients that have elected to have their dividends reinvested. Therefore, the dividend reinvestment was reported as a purchase of shares. In the case of Income Plus Fund, the transaction(s) in question involved the exchange or conversion of Class C Shares to Class A Shares.

Re: Total Return Fund

6.

Comment: The Staff notes that with respect to the disclosures relating to paying capital gains tax, the Funds state that dividend income is recorded net of taxes. However, Reg S-X requires that income is recorded gross of taxes with offsets for amounts paid in taxes. Please discuss in correspondence, citing appropriate U.S. GAAP provisions that allow for recording of income items net of any taxes.

Response: The Funds note the Staff’s comment and in future shareholder reports will record dividend income gross of taxes with offsets for amounts paid in taxes in accordance with Reg S-X.

***

Please do not hesitate to contact the undersigned (212-839-8615) with any comments or questions you might have.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

CC:

Omar Santiago Ramos

Carla G. Teodoro

Andrew M. Friedman

Exhibit A

Popular High Grade Fixed-Income Fund, Inc.

(1933 Act File No. 333-259158/ 1940 Act File No. 811-23697),

Popular Income Plus Fund, Inc.

(1933 Act File No. 333-259162/ 1940 Act File No. 811-23696),

Popular Total Return Fund, Inc.

(1933 Act File No. 333-259161/ 1940 Act File No. 811-23695)